CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 17, 2010

VIA EDGAR

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc.

Post-Effective Amendment to Registration Statement on Form N-2

(File No. 333-166101)

Dear Mr. O’Connor:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated May 14, 2010 regarding the Company’s Pre-Effective Amendment No.1 to its Registration Statement on Form N-2 (File No. 333-166101), as filed on May 14, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses.

SUTHERLAND ASBILL AND BRENNAN LLP

U.S. Securities and Exchange Commission

May 17, 2010

General

1.	Please inform us whether you have submitted, or expect to submit, an exemptive application or no-action request in connection with your registration statement.

The Company does not intend to submit an exemptive application or no-action letter request in connection with the Registration Statement.

2.	Please inform us whether FINRA has reviewed the terms and arrangements of the offering.

The Company has submitted the terms and arrangements of the offering to FINRA for review and FINRA has issued a conditional no objection letter to the Company.

Front Cover

3.	On the front cover page of the prospectus, at the end of the paragraph that describes the Fund’s ability to sell shares below net asset value, please add the following statement: “See “Sales of Common Stock Below Net Asset Value,” beginning on page 93 of the prospectus, for important additional information.”

The Company will included the requested disclosure and page number references on the front cover of the prospectus.

*                    *                     *

In connection with the submission of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Scott Harvey

Chief Legal Officer

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301